

February 4, 2014

**Advantage Announces**
**Completion of Strategic Alternatives Review,**
**Disposition of Longview Common Shares,**
**Three Year Development Plan &**
**Glacier Phase VII Budget Approval**


**(TSX: AAV, NYSE: AAV)**

# Highlights

- Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announces that its strategic alternatives review process has been completed and did not result in an acceptable proposal.

- Numerous corporate and operational achievements have positioned the Corporation as a focused, industry leading, low cost Montney natural gas producer.

- Advantage has significantly improved the balance sheet through the announced sale today of its Longview Oil Corp. ("Longview") common shares and previously announced divestments of non-core conventional assets.

- Advantage's development plan is expected to drive 190% cash flow per share growth and 100% production per share growth through increasing production at Glacier to 245 mmcfe/d (40,800 boe/d) in 2017, while targeting an average total debt to cash flow of approximately 1.5 times [1][2].

- Achievements in our current Glacier Phase VI capital program contributed to record production of 124 mmcfe/d entering January 2014, a record 13 mmcf/d[3] liquids rich Middle Montney well and confirmed economic production potential from the Upper, Middle and Lower Montney across Glacier providing clear visibility for future growth.

  1) An updated February 2014 investor presentation has been posted to our website which contains details on our three year development plan and approved Glacier Phase VII budget.
  2) All references to total debt are at the end of each development phase. Cash flow is based on forward cash flow and may also be referred to as funds from operations.
  3) All references to well production test rates are final test rates normalized to our average gas gathering system pressure of 3,000 kpa unless otherwise indicated.

## Strategic Alternatives Review

With the assistance of its external financial advisors, FirstEnergy Capital Corp. and RBC Capital Markets (collectively, the "Advisors"), Advantage conducted an extensive and thorough strategic review of the alternatives available to it that included a broad global marketing effort to solicit interest in a sale of the Corporation or other transaction to maximize value for all shareholders. During the process, the Corporation received expressions of interest in respect of a variety of potential transactions. None of these proposals were determined to be in the best interests of the Corporation and do not adequately reflect the intrinsic value of the Corporation based upon its assets, operations and prospects for growth.

With the formal conclusion of the strategic alternatives review process, the Board of Advantage unanimously supports the Corporation's three year development plan for Glacier which targets strong per share growth in production and cash flow. Based on an average natural gas price of AECO Cdn $3.75/gj (strip pricing as of

January 28, 2014 for 2014 to 2017), recent well results and cost performance, this plan can be completed within existing financial facilities and at a targeted average total debt to cash flow of approximately 1.5 times.

The Board will always consider potential alternatives that may arise which are in the best interests of the Corporation and its shareholders as the business continues to grow and evolve.

Advantage continued to achieve significant operational and financial success during the strategic alternatives review period and is now well positioned as a low cost, focused Montney operator with a clear strategy to drive strong per share growth. Key accomplishments which advanced this strategy include:

> ➢ strengthened its balance sheet by repaying debt and increasing the size of the Corporation's borrowing base from $230 million to $300 million;

> ➢ reduced its bank debt by 58% to $64 million and reduced total debt by 31% to $199 million based on Advantage's estimated bank debt and total debt at December 31, 2013 pro forma net proceeds from the sale of Longview common shares;

> ➢ improved well productivity in the Upper, Middle and Lower Montney through modified drilling and completion techniques resulting in robust well economics across Glacier;

> ➢ further established itself as an industry leading low cost Montney natural gas producer by reducing Glacier operating costs from approximately $3.00/mcfe to $0.28/mcfe, combined with an attractive low royalty rate of approximately 5% for the life of a Glacier well. G&A cash costs are expected to be reduced to approximately $0.20/mcfe in the latter half of 2014 and less than $0.20/mcfe in 2015;

> ➢ acquired an additional 43.25 net sections (27,680 net acres) of Montney land holdings (100% working interest) in the Valhalla and Wembley areas that will complement its core Glacier holding of 77.1 net (49,344 net acres) Montney sections and;

> ➢ secured natural gas hedges that will reduce volatility of future cash flows to March 2016 in support of our Glacier development plan.

## Disposition of Longview Oil Corp. Shares

With the conclusion of Advantage's strategic review process and in support of its multi-year growth plan, Advantage has entered into an agreement to sell the 21.15 million Longview common shares owned by Advantage at a price of CDN $4.45 per share for aggregate gross proceeds of CDN $94.1 million. Closing of the offering is anticipated to be on or about February 26, 2014, and all of the net proceeds will be used to reduce Advantage's existing bank indebtedness.

## Termination of Technical Services Agreement

With the continued progression of both Advantage's and Longview's business plans, the companies have terminated the Technical Services Agreement ("TSA") originally entered in April 2011. The termination of the TSA and disposition of Advantage's Longview common shares will reduce financial and operational complexity and simplify our organizational structure.

The TSA previously provided that Advantage make available the necessary personnel and technical services to manage Longview's business. Appropriate staffing and systems are now in place to enable both organizations to run independently following termination of the TSA.

Advantage would like to acknowledge the commitment and dedication of all staff and personnel that have contributed to the requirements of the TSA.

## Management and Board of Advantage Oil & Gas Ltd.

The management of Advantage will continue to be led by Andy Mah, President and Chief Executive Officer and Director, Neil Bokenfohr, Vice President Exploitation, and Craig Blackwood, Vice President Finance and Chief Financial Officer. Mr. Blackwood has resigned as Chief Financial Officer of Longview to focus entirely on Advantage. This executive team has provided oversight and leadership since development began at Glacier in 2008 and is committed to successfully executing on future growth plans. Advantage will retain a complement of 25 employees to support the ongoing operations of the Corporation. Going forward, we anticipate that cash general and administrative expenses will be reduced to approximately $0.20/mcfe during the last half of 2014 and are expected to be less than $0.20/mcfe in 2015.

In addition to Mr. Mah, the Board includes three independent directors, Messrs. Ron McIntosh (who has been elected Interim non-executive Chairman), Stephen Balog and Paul Haggis. Mr. Steven Sharpe (former non-executive Chairman) has resigned from the Board to attend to family matters which have arisen recently. We wish to specifically thank Mr. Sharpe for his leadership, expertise and dedication during the strategic alternatives process and for his many contributions to Advantage during his tenure. The Board has initiated a process to recruit additional Board members with a particular focus on individuals with the skills that will further assist in the development and growth of our world class Montney assets.

## Glacier Development Plan Expected to Double Production to 245 mmcfe/d in 2017, Glacier Phase VII Capital Budget Approved

As a result of continued operational success at Glacier since 2008 and the numerous milestones achieved during our current Glacier Phase VI capital development program, the Board of Directors of Advantage has endorsed a multi-year development plan through to 2017. Additionally, the Board of Directors has approved the Glacier Phase VII Capital and Operating Budget for the 12 months ending March 31, 2015.

### Current Phase VI Glacier Capital Development Program Achievements Set the Stage for Future Growth

Numerous successes during our current Phase VI capital program have been pivotal in advancing our growth strategy at Glacier and include the following key accomplishments and implications:

➢ Increasing Glacier production to a record 124 mmcfe/d entering January 2014. Only eight new wells out of our 22 well Phase VI program will be required to initially drive production to 135 mmcfe/d by Q2 2014 due to better than anticipated production from wells with revised completion techniques.

➢ Improving well performance in the Upper, Middle and Lower Montney such that the total combined final production test rate from 12 Phase VI wells completed to date is 115 mmcf/d[1]. The 22 wells in our current program will provide inventory to sustain production through the balance of 2014.

➢ Drilling & completion of a record Middle Montney well at 100/12-2-76-12w6 which flowed at a final production test rate of 13 mmcf/d including 260 bbls/d of free condensate ("C5+")[2] (natural gas and free condensate rate equivalent to 2,427 boe/d).. The estimated propane plus ("C3+") shallow cut liquids yield is 42 bbls/mmcf [3] for this well.

➢ Confirmation that a Middle Montney average well has a 30 day average initial production rate ("IP30") of 4 mmcf/d and an average C3+ liquids yield of 39 bbls/mmcf[4]. The liquids content in east Glacier have been observed to be higher than the field average with C3+ liquid yields of up to 76 bbls/mmcf and C5+ liquid yields of 45 bbls/mmcf.

➢ Achievement of exceptional Upper Montney wells in east Glacier with the last 4 Phase VI wells demonstrating an average final production test rate of 15.7 mmcf/d including a record production rate of 21 mmcf/d from our Upper Montney well at 100/5-20-76-12w6. These results contribute to increasing the Upper Montney average well IP30 to 6.9 mmcf/d which generates superior economic returns at current gas prices[5].

➢ Achievement of successful Lower Montney wells, specifically in east Glacier, which proves up new areas for reserves and production growth. The average final production test rate from the last five Lower Montney wells (three in east Glacier, two in west Glacier) in our Phase VI capital program is 6.8 mmcf/d[6].

➢ Developed new completion and frac designs which have significantly improved well results in the multiple Montney layers at Glacier. Our experience has identified additional design changes which will be implemented in the future.

Notes: (1) Based on each of the 12 wells' final gas flow rate at the end of each production test period (average 69 hrs) normalized to our average gas gathering system pressure of 3,000 kpa.
(2) Normalized to an average gas gathering system pressure of 3,000 kpa. Production tested for 72 hours at a final test rate of 11.6 mmcf/d at 9,410 kpa with 20 bbls/mmcf of free C5+.
(3) Estimated based on a shallow cut liquids extraction process using rich gas analysis and recovered free C5+ from the production test.
(4) Based on the average of the estimated C3+ liquids yield for Advantage's nine Middle Montney horizontal wells at Glacier from a shallow cut liquids extraction process.
(5) Based on 14 Upper Montney completed wells with revised completion techniques.
(6) Based on each of the five Lower Montney wells' final gas flow rate at the end of each production test period (average 69 hrs) normalized to our average gas gathering system pressure of 3,000 kpa.

## Glacier Development Plan & Phase VII Capital Budget

The Corporation's development plan is based on an average natural gas price of AECO Cdn $3.75/gj (strip pricing as of January 28, 2014 for 2014 to 2017), recent well results and cost performance and targets doubling production at Glacier to 245 mmcfe/d (40,800 boe/d) in 2017 including the extraction of natural gas liquids.  The development plan targets double digit production growth each year at Glacier with anticipated production at the end of each phase of 183 mmcfe/d in 2015, 205 mmcfe/d in 2016 and 245 mmcfe/d in 2017.  Natural gas liquids production is expected to grow from approximately 900 bbls/day in 2015 to 1,500 bbls/d in 2017.  Total capital expenditures during each 12 month development period are estimated to be between $210 million to $270 million with the drilling of approximately 33 wells. Significant growth potential exists beyond 2017 supported by the quality and size of our Montney resource and availability of future pipeline transportation capacity.

Our Phase VII Glacier capital budget targets to increase current production by 48% to approximately 183 mmcfe/d in the second quarter of 2015 including approximately 900 bbls/d of natural gas liquids from an initial 25 mmcf/d development in the Middle Montney.  The wells in this program are designed to include an average of 17 fracs per well with an average expected cost of $6.1 million per well.  Some of the wells will be drilled on six well pads to improve cost efficiency. Facility expenditures include additional compression, acid gas compression, and power generation. A shallow cut liquids extraction process capable of accommodating future liquids rich gas production growth will be installed at our current Glacier Gas Plant.

The following table outlines our Glacier Phase VII Budget and Guidance:

| Glacier Phase VII Approved Budget & Guidance | 12 Months ending March 31, 2015 |
|---|---|
| Average Production (mmcfe/d) | 134 to 139 |
| End of Phase Production Rate Q2 2015 (mmcfe/d) | 183 |
| Royalty Rate (%) | 5% to 6% |
| Operating Costs ($/mcfe) | $0.25 to $0.30 |
| Capital Expenditures ($ million) | $260 to $270 |
| Wells Drilled (net)  Dry gas | 20 |
| Liquids rich gas | 13 |
| Total | 33 |

Our Capital Budget and multi-year development plan will be funded through cash flow, available credit facilities and cash generated from Advantage's investments including the announced sale of Longview common shares. Based on an average natural gas price of AECO Cdn $3.75/gj (strip pricing as of January 28, 2014 for 2014 to 2017), our development program is targeted to deliver 190% cash flow per share and 100% production per share growth. Total debt to cash flow is estimated to average approximately 1.5 times during the 2014 to 2017 period.

By 2017, we estimate that a total of 250 wells will be drilled on our Glacier land block since development began in 2008. The remaining inventory of wells after attaining targeted production of 245 mmcfe/d in 2017 is estimated to be 1,280 wells consisting of 440 Upper Montney and Lower Montney wells and 840 Middle Montney wells. This large inventory of undrilled locations provides a strong platform to drive additional growth.

## Strong Hedging Position Supports Development Plan

Advantage has entered into a number of natural gas hedges in support of our Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows through to March 2016. Our hedging positions are summarized in the following table:

| Period | Average Production Hedged | Forecast Production Hedged (net of royalties) | Average Price AECO - $Cdn. |
|---|---|---|---|
| April 2014 to March 2015 | 66.8 mmcf/d | 52% | $3.83/mcf |
| April 2015 to March 2016 | 52.1 mmcf/d | 33% | $3.85/mcf |

## Newly Acquired Montney Lands

In September 2013, Advantage acquired an additional 43.25 sections (27,680 net acres) of 100% working interest lands from the Alberta Crown. These lands were acquired for natural gas liquids potential in the Middle Montney and recent results in the Middle Montney at Glacier have further supported the liquids rich trend.

The Montney varies from an average formation thickness of 290 meters at Glacier to 230 meters in our new northern Valhalla land block and to a thickness of 185 meters in our southern two Wembley land blocks. A comparison of log responses between Glacier and the new lands illustrates similar porosity characteristics.

This newly acquired Montney acreage could provide another significant growth platform for Advantage pending future delineation success.

For further information contact:

Investor Relations
**Toll free: 1-866-393-0393**

**ADVANTAGE OIL & GAS LTD.**
300, 440 – 2nd Avenue SW
Calgary, Alberta
T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

*Advisory*

*The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "illustrate", "expect", "may", "will", "project", "predict", "potential", "possible", "targeting", "intend", "could", "might", "should", "believe", "confidence", "would" and similar expressions and include statements relating to, but not limited to, the anticipated effect of the Corporation's growth strategy and development plan on production and cash flows; the Board's plans to continue to consider potential strategic alternatives for the Corporation; the Corporation's intent to continue to assess and enhance the expertise and skills required at all levels of the organization as it grows and develops its Montney asset; anticipated production levels by Q2 of 2014; the Corporation's expectations that the wells in its current drilling program will provide inventory to sustain production through the balance of 2014; our belief that the intrinsic value of Glacier and its newly acquired Montney lands will be reflected in shareholder value growth as we execute our development plan; details of management's future Glacier development plans and the budget with respect thereto; the Corporation's guidance in respect of anticipated production levels, royalty rates, operating costs, capital expenditures, and number and types of wells drilled for the twelve months ended March 31, 2015; the expected sources of funds to fund the Corporation's budget and development plans; the Corporation's expectations that its natural gas hedges will reduce the volatility of future cash flows through to March 2016; expectations of production levels (including the commodities expected), capital spending details, number of wells drilled, funds from operations, debt levels, debt to cash flow ratio, drilling costs per well, facility costs, commodity price assumptions and netbacks through to March 31, 2017; anticipated reductions in cash general and administrative expenses during the last half of 2014 and in 2015; expected continued improvements in cost efficiencies of drilling and completion plans; anticipated use of proceeds of the sale of the Longview common shares; anticipated closing date for the sale of the Longview common shares; anticipated debt levels following the sale of the Longview common shares; expected benefits of the termination of the TSA; expectations as to the composition of management and employees of Advantage following the termination of the TSA; anticipated effect of refinement of drilling and completion techniques; development of new technology and our experience at Glacier on well performance; the Corporation's anticipated drilling and completion plans; the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof; anticipated production and forecast production levels under the Corporation's Phase VI capital development program; expectations of facilities expenditures and details thereof; and plans to proceed with the installation of a liquids extraction process and a Middle Montney well development program. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. The forward-looking information presented herein, including the future oriented financial information relating to the Corporation's budget and development plans, has been included herein to provide an outlook of the Corporation's activities and results and to give an indication of management's future plans. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth herein, and such variation may be material, as such the forward-looking information should not be relied for other purposes.*

*These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: failure to close the secondary offering of Longview common shares in the time expected or at all; failure to achieve the expected benefits of the termination of the TSA; changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. In addition, although the Corporation intends to use the net proceeds of the secondary offering as described herein, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in the Corporation's best interests. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.*

*With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: the secondary offering of Longview common shares will close in the time and on the terms currently expected; the anticipated use of proceeds from the sale of the Longview common shares; conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.*

*These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.*

*References in this press release to initial production test rates, initial "productivity", initial "flow" rates, final gas flow rates, average gas flow rates and average type curves are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.*

*Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.*

*The following abbreviations used in this press release have the meanings set forth below:*

| | |
|---|---|
| *mcf* | *thousand cubic feet* |
| *mcfe* | *thousand cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil* |
| *mmcfe* | *million cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil* |
| *mmcf* | *million cubic feet* |
| *mmcf/d* | *million cubic feet per day* |
| *bbls* | *barrels* |
| *bbls/d* | *barrels per day* |
| *boe/d* | *barrels of oil equivalent per day* |
| *kpa* | *kilopascal* |

*The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include funds from operations, operating netbacks and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.*